ALLIED GOLD MINING PLC

20 June 2011

Allied Gold Mining PLC
3 More London Riverside
London SE1 2AQ, United Kingdom

ASX Compliance Pty Limited
Level 8, Exchange Plaza
2 The Esplanade
Perth WA 6000

ASX Pre-Quotation Disclosure

1 In accordance with the requirements of ASX, Allied Gold Mining PLC (**Company**), confirms that:

(a) Shareholders and optionholders of Allied Gold Limited (**Allied Gold**) have approved by the requisite majorities the respective schemes of arrangements under Part 5.1 of the *Corporations Act (Cth)* 2001 (**Act**) between Allied Gold and its shareholders and Allied Gold and its optionholders (**Schemes**);

(b) the Supreme Court of Queensland has today made an order approving the Schemes (**Court Orders**);

(c) the Court Orders have today been lodged with the Australian Securities and Investments Commission (**ASIC**);

(d) the proposed date for allotting and issuing the securities to participants in the Schemes is 30 June 2011;

(e) the date set by ASX for the despatch:

(i) in relation to all holdings on the CHESS sub-register of a notice from the Company under ASTC Settlement Rule 8.9.1; and

(ii) in relation to all other holdings of issuer sponsored holding statements,

is 4 July 2011;

(f) the fact that ASX may admit the Company to its official list is not to be taken in any way as an indication of the merits of the Company. This exact statement in its precise form was inadvertently omitted from the Scheme Booklet dated 28 April 2011;

(g) at the time the Company is admitted to the official list of ASX, Allied Gold is in compliance with its continuous disclosure obligations under listing rule 3.1;

(h) the Implementation Agreement dated 28 April 2011 between the Company and Allied Gold (**Implementation Agreement**) remains in force and effect;

(i) the share scheme deed poll executed by the Company in favour of the Scheme shareholders of Allied Gold and the option scheme deed poll executed by the Company in favour of the Scheme optionholders of Allied Gold remain in force and effect;

(j) all conditions precedent to the implementation of the Schemes other than the following have been satisfied and the Schemes will proceed:

  (i) London Stock Exchange approval for official quotation on the premium segment of the Main Market of the relevant Company shares, subject only to the schemes taking effect and such other conditions imposed by the London Stock Exchange as are acceptable to Allied Gold and the Company. It is anticipated that this condition will be satisfied on or about 24 June 2011.

  (ii) cancellation of the Depository Interests immediately prior to the close of registers in accordance with the DI Deed and re-materialisation of the underlying Allied Gold Shares deposited with the custodian, so that the person registered in the Depository Interest Register as the holder of the DIs immediately prior to the re-materialisation is then recorded in the register as the holder of the underlying Allied Gold shares. It is anticipated that this condition will be satisfied on or about 27 June 2011.

(k) Peter Torre was appointed as Company Secretary on 16 June 2011; and

(l) In relation to the official quotation of the Company's shares on the Toronto Stock Exchange (TSX), the TSX has determined to approve the proposed name change and share consolidation subject to receipt of certain documentation.

2 Attached to this announcement is:

(a) an indicative statement setting out the names of the 20 largest holders of CDIs, and the number and percentage of CDIs held by those holders;

(b) an indicative distribution schedule of the numbers of holders of CDIs;

(c) the Company's Certificate of Incorporation;

(d) the Company's Articles of Association;

(e) the Company's Prospectus, which was lodged with the United Kingdom Listing Authority on 17 June 2011 for admission to the premium segment of the Official List of the Financial Services Authority and to trading on the Main Market of the London Stock Exchange;

(f) a statement disclosing the extent to which the Company follows the recommendations set by the ASX Corporate Governance Council; and

(g) the Company's securities trading policy.

3 The revised timetable for the Schemes of Arrangement is as follows:

Effective Date **20 June 2011**

- Court order lodged with ASIC and advised to ASX
- Allied Gold shares suspended from trading on ASX from close of trading

Trading **21 June 2011**
- Deferred trading of CDI's of Allied Gold Mining PLC commences on ASX

Record Date **27 June 2010**
- For determination of entitlements under Schemes

Scheme Implementation Date **30 June 2010**
- Payment of consideration under Schemes
- Allied Gold shareholders on the Australian register will receive 1 Allied Gold Mining PLC CDI for every 6 Allied Gold shares they hold as at the Scheme Record Date.

Despatch Date **4 July 2011**
- Date for despatch of certificates to Eligible Scheme Shareholders for Allied Gold Mining PLC Shares, confirmation of issue to Eligible (CDI) Scheme Members, CREST accounts credited and option certificates to Allied Gold Optionholders for Allied Gold Mining PLC Options.

Normal Trading **5 July 2011**
- Normal trading of CDI's of Allied Gold Mining PLC commences on ASX

Mark Caruso
Executive Chairman

ENDS

For further information, please contact: Stephen Kelly (Tel +61 7 3252 5911)